Exhibit 12.1

FLY LEASING LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	For the period from May 3, 2007 (incorporation date) to December 31,	For the year ended December 31,				For the nine months ended September 30,
	2007	2008	2009	2010	2011	2012
Fixed Charges:
Interest expense (1)	$14,628	$81,689	$80,925	$75,748	$90,547	$109,695
Earnings:
Net income before provision for income taxes	$3,377	$54,992	$113,460	$62,874	$5,338	$21,631
Less equity earnings from unconsolidated subsidiaries	—	—	—	(2,901)	(5,647)	(5,980)
Add:
Distributions of income received from unconsolidated subsidiaries	—	—		916	6,024	5,200
Fixed charges per above	14,628	81,689	80,925	75,748	90,547	109,695

Total earnings	$18,005	$136,681	$194,385	$136,637	$96,262	$130,546

Ratio of earnings to fixed charges	1.23:1	1.67:1	2.40:1	1.80:1	1.06:1	1.19:1

(1)	Interest expense includes amortization of debt discounts and loan issuance costs related to indebtedness.